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                                                                 EXHIBIT (a)(15)

Investors are urged to read all documents filed with the Commission related to this offer, including the Schedule TO to which this press release is being filed as an exhibit and the S-4(file number 333-95527) relating to the exchange offer, as they contain important information. Investors can receive copies of any of the documents related to this offer for free at the Commission's web site and they are available for free from the registrant by writing or telephoning it at the following address:

                              Investor Relation's Department
                              Read-Rite Corporation
                              345 Los Coches Street
                              Milpitas, California 95035
                              (510)683-7676

Investors can also receive information concerning the exchange offer by calling the information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064 or the dealer manager, Robertson Stephens, at (800) 234-2663.

FOR IMMEDIATE RELEASE

March 7, 2000

                      PRESS RELEASE ISSUED MARCH 7, 2000




 FEDERAL COURT DISMISSES SHAREHOLDER CLASS ACTION SUITS AGAINST READ-RITE


MILPITAS, CA - March 7, 2000 - Read-Rite Corporation (Nasdaq:RDRT) today announced that the U.S. District Court in San Jose has dismissed the two federal class action lawsuits filed against the Read-Rite and certain of its officers and directors. In one suit, covering a class of plaintiffs who purchased Read-Rite stock during the period from April 19, 1995 through January 22, 1996, the court's order precludes the plaintiffs from refiling their case. The other class action, covering a group of plaintiffs who purchased Read-Rite stock during the period from March 2, 1996 through June 2, 1996, was also dismissed, but the court gave the plaintiffs in this case thirty (30) days to file an amended complaint in an attempt to remedy deficiencies in their prior pleadings.

"We are obviously delighted with the decision", said Cyril Yansouni, chairman and chief executive officer, "We have always believed that the company, its officers and its directors had meritorious defenses in these actions."

Read-Rite Corporation is one of the world's leading independent manufacturers of magnetic recording heads, head gimbal assemblies (HGAs) and head stack assemblies (HSAs) for disk drives and tape drives. The company is headquartered in Milpitas, California and has operations in Japan, Thailand, the Phillippines and Singapore. The company's home page on the world wide web can be reached at http:/www.readrite.com.
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